Dreyfus New York Municipal Cash Management
Statement of Investments
April 30, 2005 (Unaudited)

Tax Exempt Investments- 101.2%	Principal Amount ($)	Value ($)
Albany City School District, GO Notes, RAN		
3.25% 10/28/2005	3,500,000	3,513,525
Albany Industrial Development Agency		
Housing Revenue, VRDN (South Mall Towers Project)		
3.05% (Insured; FNMA and Liquidity Facility; FNMA)	5,945,000 a	5,945,000
Allegany County, GO Notes, BAN 3.50%, 12/8/2005		
(LOC; DEPFA Bank)	3,225,000	3,250,220
Babylon Union Free School District, GO Notes		
TAN 3%, 6/29/2005	1,600,000	1,602,300
Bellmore Union Free School District, GO Notes		
TAN 2.75%, 6/29/2005	2,900,000	2,902,892
Chautauqua County Industrial Development Agency		
Civic Facility Revenue, VRDN (Gerry Homes Project)		
2.95% (LOC; HSBC Bank USA)	13,850,000 a	13,850,000
Chemung County Industrial Development Agency		
IDR, VRDN, MMARS 2nd Program		
3% (LOC; HSBC Bank USA)	1,280,000 a	1,280,000
Dutchess County Industrial Development Agency		
Civic Facility Revenue, Refunding, VRDN		
(Lutheran Center) 3.06% (LOC; Key Bank)	3,930,000 a	3,930,000
East Williston Union Free School District, GO Notes		
TAN 3%, 6/23/2005	2,000,000	2,002,507
Erie County Industrial Development Agency		
Civic Facility Revenue, VRDN:		
(D'Youville College Project) 2.95% (LOC; HSBC		
Bank USA)	7,500,000 a	7,500,000
(Heritage Center Project) 3.07% (LOC; Key Bank)	2,580,000 a	2,580,000
(YMCA of Greater Buffalo Project):		
2.95%, Series A (LOC; HSBC Bank USA)	2,100,000 a	2,100,000
2.95%, Series B (LOC; HSBC Bank USA)	4,000,000 a	4,000,000
Herkimer County Industrial Development Agency		
IDR, VRDN (F.E. Hale Manufacturing Co.)		
3% (LOC; HSBC Bank USA)	2,610,000 a	2,610,000
Islip Industrial Development Agency, IDR		
VRDN (Brentwood Distribution Co. Facility)		
2.98% (LOC; Bank of America)	3,750,000 a	3,750,000
Kings Park Central School District, GO Notes		
TAN 3%, 6/29/2005	3,600,000	3,604,769
Metropolitan Transportation Authority		
Transportation Revenue:		
CP:		
2.32% 5/12/2005 (LOC; ABN-AMRO)	6,300,000	6,300,000
2.03% 5/16/2005 (LOC; ABN-AMRO)	8,500,000	8,500,000
2.02% 5/17/2005 (LOC; ABN-AMRO)	5,000,000	5,000,000
1.92%, 6/10/2005 (LOC; ABN-AMRO)	13,000,000	13,000,000
VRDN 3.02% (Insured; AMBAC and		
Liquidity Facility; The Bank of New York)	5,670,000 a	5,670,000

Monroe County Industrial Development Agency, VRDN		
Industrial Revenue:		
(Chaney Enterprise) 3.19% (LOC; M&T Bank)	2,850,000 a	2,850,000
(Genesee Metal Stampings) 3.05%		
(LOC; HSBC Bank USA)	1,000,000 a	1,000,000
LR (Robert Weslayan College) 3.08% (LOC; M&T Bank)	2,900,000 a	2,900,000
Monroe Tobacco Asset Securitization Corporation		
Tobacco Settlement Revenue, VRDN		
3.08% (Liquidity Facility; WestLB AG)	3,000,000 a	3,000,000
Mount Pleasant Central School District, GO Notes		
BAN 3%, 5/27/2005	3,500,000	3,503,596
Nassau County Industrial Development Agency		
VRDN:		
Civic Facility Revenue (St. Mary's Children Project)		
3.04% (LOC; Commerce Bank)	2,170,000 a	2,170,000
Revenue (Bryant Landing Project) 3.09%		
(Liquidity Facility; Merrill Lynch)	5,000,000 a	5,000,000
City of New York, GO Notes:		
4%, 8/1/2005	5,000,000	5,024,519
5%, Series C, 8/1/2005	10,000,000	10,079,100
5%, Series G, 8/1/2005	13,000,000	13,097,509
8%, 8/1/2005 (Insured; MBIA)	4,000,000	4,059,825
CP 2.02%, 7/19/2005 (Insured; MBIA and Liquidity		
Facility; Landesbank-Hessen Thuringen Girozentrale)	5,000,000	5,000,000
VRDN:		
3.05% (Liquidity Facility; Merrill Lynch)	7,000,000 a	7,000,000
3.06% (Liquidity Facility; Citigroup Inc.)	5,000,000 a	5,000,000
New York City Housing Development Corporation, MFHR		
VRDN (1904 Vyse Avenue Apartments) 2.95%		
(LOC; HSBC Bank USA)	5,000,000 a	5,000,000
New York City Industrial Development Agency:		
IDR (Yedid Brothers Realty Associates) 1.20%		
11/1/2005 (LOC; Bank of America)	1,190,000	1,190,000
VRDN:		
Civic Facility Revenue:		
(Birch Wathen Lenox School Project)		
3% (LOC; Allied Irish Bank)	2,625,000 a	2,625,000
(Brooklyn United Methodist Project)		
3% (LOC; The Bank of New York)	3,745,000 a	3,745,000
(French Institute Alliance)		
3.05% (LOC; M&T Bank)	2,550,000 a	2,550,000
(Jewish Community Center)		
3.08% (LOC; M&T Bank)	5,000,000 a	5,000,000
(Jewish Community Center of Manhattan)		
3.08% (LOC; M&T Bank)	1,400,000 a	1,400,000
(Village Community School Project)		
3.05% (LOC; M&T Bank)	2,470,000 a	2,470,000
IDR, Refunding (Plaza Packaging Project)		
3.15% (LOC; The Bank of New York)	1,650,000 a	1,650,000
Special Facilities Revenue (Korean Airlines Co.):		
3.03%, Series A (LOC; Rabobank)	2,400,000 a	2,400,000
3.03%, Series C (LOC; Rabobank)	5,000,000 a	5,000,000

New York City Municipal Water Finance Authority		
Water and Sewer System Revenue 6%, 6/15/2005	1,500,000 b	1,522,418
New York Counties Tobacco Trust I, Revenue, VRDN		
3.08% (Liquidity Facility; Merrill Lynch and		
LOC; Merrill Lynch)	8,000,000 a	8,000,000
New York State Dormitory Authority, Revenue		
VRDN:		
(Park Ridge Hospital Inc.) 3% (LOC; JPMorgan		
Chase Bank)	11,000,000 a	11,000,000
(Pratt Institute) 3.07% (Insured; Radian Bank		
and Liquidity Facility; Citibank)	6,500,000 a	6,500,000
New York State Environmental Authority, GO Notes, CP:		
2.30%, 5/20/2005 (LOC: Bayerishe Landesbank and		
Helaba Bank)	16,000,000	16,000,000
2.30%, 5/25/2005 (LOC: Bayerishe Landesbank and		
Helaba Bank)	13,400,000	13,400,000
New York State Housing Finance Agency, VRDN:		
LR 3.05% (Liquidity Facility; Merrill Lynch)	4,990,000 a	4,990,000
Revenue:		
(33 West End Avenue Apartments) 3.05%		
(LOC; HSBC Bank USA)	9,000,000 a	9,000,000
(240 East 39th Street Housing) 3% (LOC; FNMA)	8,100,000 a	8,100,000
(400 3rd Avenue Apartments) 3.05% (LOC; Key Bank)	4,500,000 a	4,500,000
(Biltmore Tower Housing) 3.04% (Insured; FNMA		
and Liquidity Facility; FNMA)	16,000,000 a	16,000,000
(Rip Van Winkle House) 3.04% (Insured; FHLMC		
and Liquidity Facility; FHLMC)	5,700,000 a	5,700,000
(Saville Housing) 3% (LOC; Bank of America)	14,400,000 a	14,400,000
New York State Power Authority, Electric Revenue, CP:		
2.08%, 5/10/2005 (Liquidity Facility: Bank of Nova Scotia,		
Bayerishe Landesbank, Dexia Credit Locale,		
JPMorgan Chase Bank, Landesbank Hessen-Thuringen		
Girozentrale, State Street Bank and Trust Co., The Bank of		
New York and Wachovia Bank)	7,050,000	7,050,000
2.36%, 5/19/2005 (Liquidity Facility: Bank of Nova Scotia,		
Bayerishe Landesbank, JPMorgan Chase Bank,		
Landesbank Baden-Wuerttemberg, State Street		
Bank and Trust Co. and The Bank of New York)	7,000,000	7,000,000
Ontario County Industrial Development Agency, IDR		
VRDN (Dixit Enterprises) 3% (LOC; HSBC Bank USA)	3,090,000 a	3,090,000
Poughkeepsie Industrial Development Agency		
Senior Living Facility Revenue, VRDN		
(Manor at Woodside Project) 3.05%		
(LOC; The Bank of New York)	4,900,000 a	4,900,000
Renesselaer Industrial Development Agency, IDR		
(Capital View Office Park Project)		
2.50%, 12/31/2005 (LOC; M&T Bank)	5,375,000	5,375,000
Suffolk County Industrial Development Agency, IDR		
VRDN (Belmont Villas LLC Facility) 3.05%		
(Insured; FNMA and Liquidity Facility; FNMA)	6,000,000 a	6,000,000
City of Syracuse, GO Notes, RAN 3%, 6/30/2005		
(LOC; DEPFA Bank)	5,000,000	5,009,633

Syracuse Industrial Development Agency		
Civic Facility Revenue, VRDN		
(Community Development Properties-Larned Project)		
3.13% (LOC; M&T Bank)	6,200,000 a	6,200,000
Tobacco Settlement Financing Authority, Revenue		
VRDN 3.06% (Insured; AMBAC		
and Liquidity Facility; Merrill Lynch)	3,420,000 a	3,420,000
Tompkins County Industrial Development Agency		
College and University Revenue, VRDN		
(Cortland College) 2.95% (LOC; HSBC Bank USA)	4,540,000 a	4,540,000
Ulster County Industrial Development Agency, IDR		
VRDN (Selux Corp. Project) 3.14% (LOC; M&T Bank)	2,085,000 a	2,085,000
Westchester County Industrial Development Agency		
VRDN:		
Civic Facility Revenue:		
(The Masters School)		
3% (LOC; Allied Irish Bank)	3,545,000 a	3,545,000
(Young Men's Christian Association)		
3.03% (LOC; Allied Irish Bank)	3,500,000 a	3,500,000
Commercial Facility Revenue		
(Panorama Flight Service Inc. Project)		
3.05% (LOC; The Bank of New York)	5,010,000 a	5,010,000
Yonkers Industrial Development Agency, Revenue		
VRDN, Merlots Program 3.11%		
(Insured; GNMA and Liquidity Facility; Wachovia Bank)	4,215,000 a	4,215,000
Total Investments (cost $395,657,813)	**101.2%**	**395,657,813**
Liabilities, Less Cash and Receivables	**(1.2%)**	**(4,545,990)**
Net Assets	**100.0%**	**391,111,823**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
BAN	Bond Anticipation Notes	**LOC**	Letter of Credit
CP	Commercial Paper	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors
FHLMC	Federal Home Loan Mortgage Corporation		Assurance Insurance Corporation
FNMA	Federal National Mortgage Association	**MFHR**	Multi-Family Housing Revenue
GNMA	Government National Mortgage Association	**RAN**	Revenue Anticipation Notes
GO	General Obligation	**TAN**	Tax Anticipation Notes
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch or	Moody's or	Standard & Poor's	Value (%)*
F1+, F1	VMIG1, MIG1, P1	SP1+, SP1, A1+, A1	82.6
AAA, AA, A	Aaa, Aa, A c	AAA, AA, A c	10.2
Not Rated d	Not Rated d	Not Rated d	7.2
			100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate-subject to periodic change.

b These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are
   prerefunded are collateralized by U.S. Government securities which are held in escrow and are used
   to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

c Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

d Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the
   Manager to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.